Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

ONGKONG LAND HOLDINGS LIMITED
curities and Exchange Commission File No.82-2964

13th October 2003

Securities and Exchange Commiss
Office of International Corporate Fi
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited
Disclosure of Interests – Substantial Shareholder

We attach for your information a notification dated 13th October 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

dw 10/24

Full Text Announcement

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Holding(s) in Company
Released	10:16 13 Oct 2003
Number	8117Q

HONGKONG LAND HOLDINGS LIMITED
DISCLOSURE OF INTERESTS - SUBSTANTIAL SHAREHOLDER

On 13th October 2003, Hongkong Land Holdings Limited ("HKLH") received notification from The Capital Group Companies, Inc. ("CGC") that, on 9th October 2003, its interest in the ordinary shares of HKLH had fallen below 10%, being the threshold for disclosure of notifiable interests for investment managers.

The interest of CGC, which represents the combined interests of several subsidiary companies engaged in investment management business, was previously disclosed at 231,923,592 ordinary shares, represented 10.10% of HKLH's issued share capital on 4th July 2003.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

13th October 2003

www.hkland.com

END